November 16, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jane Park

Re:	VectivBio Holding AG

Registration Statement on Form F-3

Filed November 10, 2022

File No. 333-265546

Acceleration Request

        Requested Date: November 18, 2022

        Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-265546) (the “Registration Statement”), to become effective on November 18, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Brandon Fenn of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Brandon Fenn of Cooley LLP at (212) 479-6626.

[Signature page follows]

Very truly yours,

VectivBio Holding AG

By:	/s/ Luca Santarelli
Luca Santarelli
Chief Executive Officer

cc:	Scott Applebaum, VectivBio Holding AG

Brandon Fenn, Cooley LLP

Dayne Brown, Cooley LLP

Andreas Müller, Homburger AG